Filed Pursuant to Rule 433
Registration No. 333-216286

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities – Leveraged Upside Participation and Contingent Downside

Principal at Risk Securities Linked to the iShares® MSCI EAFE ETF due April 3, 2023

Term Sheet to Preliminary Pricing Supplement dated March 2, 2018

Summary of terms		Investment description
Issuer	Canadian Imperial Bank of Commerce

•                    Linked to the iShares® MSCI EAFE ETF

•                    Unlike ordinary debt securities, the securities do not pay interest at a specified rate or repay a fixed amount of principal at maturity. Instead, the securities provide for a Redemption Amount that may be greater than, equal to or less than the Principal Amount of the securities, depending on the performance of the Fund from its Starting Price to its Ending Price.

•                    The Redemption Amount will reflect the following terms:

If the price of the Fund increases:

You will receive the Principal Amount plus 120% to 130% (to be determined on the Pricing Date) participation in the upside performance of the Fund

If the price of the Fund remains flat or decreases but the decrease is not more than 30% or equals the Starting Price:

You will be repaid the Principal Amount

If the price of the Fund decreases by more than 30%:

You will have full downside exposure to the decrease in the price of the Fund from the Starting Price, and you will lose more than 30%, and possibly all, of the Principal Amount of your securities

•                    Investors may lose some, or all, of the Principal Amount

•                    All payments on the securities are subject to the credit risk of Canadian Imperial Bank of Commerce, and you will have no ability to pursue the Fund or the securities held by the Fund for payment; if the Issuer defaults on its obligations, you could lose some or all of your investment

•                    No periodic interest payments or dividends

•                No exchange listing; designed to be held to maturity

Term	Approximately 5 years
Market Measure	iShares® MSCI EAFE ETF (the “Fund”)
Pricing Date	March 28, 2018*
Issue Date	April 3, 2018*
Principal Amount	$1,000 per security (100% of par)
Redemption Amount	See “How the Redemption Amount is calculated” in this term sheet
Stated Maturity Date	April 3, 2023*
Starting Price	The fund closing price of the Fund on the Pricing Date
Ending Price	The fund closing price of the Fund on the Calculation Date
Threshold Price	70% of the Starting Price
Participation Rate	120% to 130%, to be determined on the Pricing Date
Calculation Date	March 27, 2023*
Calculation Agent	Canadian Imperial Bank of Commerce
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Commission	Up to 3.85%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 2.50% and WFA will receive a distribution expense fee of 0.12%
CUSIP / ISIN	13605WKF7 / US13605WKF76

*To the extent that the Issuer makes any change to the expected Pricing Date or expected Issue Date, the Calculation Date and Stated Maturity Date may also be changed in the Issuer’s discretion to ensure that the term of the securities remains the same.

The Issuer’s estimated value of the securities on the date of the accompanying preliminary pricing supplement, based on the Issuer’s internal pricing models, is expected to be between $901.40 and $931.40 per security. While the estimated value of the securities on the Pricing Date may differ from the estimated value set forth above, the Issuer does not expect it to differ significantly absent a material change in market conditions or other relevant factors. The final pricing supplement relating to the securities will set forth the Issuer’s estimated value of the securities on the Pricing Date, which will not be less than $901.40  per security. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC (“Wells Fargo Securities”) or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying preliminary pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying preliminary pricing supplement, the accompanying prospectus supplement and prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the preliminary pricing supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical payout profile

The profile to the right is based on a hypothetical Participation Rate of 125% (the midpoint of the specified range for the Participation Rate) and a Threshold Price equal to 70% of the Starting Price.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Price, the actual Participation Rate, and whether you hold your securities to maturity.

  Hypothetical returns

Hypothetical Ending Price	Hypothetical percentage change from the hypothetical Starting Price to the hypothetical Ending Price	Hypothetical Redemption Amount per security(1)	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(2)

$175.00	75.00%	$1,937.50	93.75%	13.66%
$150.00	50.00%	$1,625.00	62.50%	9.94%
$140.00	40.00%	$1,500.00	50.00%	8.27%
$130.00	30.00%	$1,375.00	37.50%	6.47%
$120.00	20.00%	$1,250.00	25.00%	4.51%
$110.00	10.00%	$1,125.00	12.50%	2.37%
$105.00	5.00%	$1,062.50	6.25%	1.22%
$100.00(3)	0.00%	$1,000.00	0.00%	0.00%
$90.00	-10.00%	$1,000.00	0.00%	0.00%
$85.00	-15.00%	$1,000.00	0.00%	0.00%
$80.00	-20.00%	$1,000.00	0.00%	0.00%
$70.00	-30.00%	$1,000.00	0.00%	0.00%
$69.00	-31.00%	$690.00	-31.00%	-7.28%
$50.00	-50.00%	$500.00	-50.00%	-13.39%
$25.00	-75.00%	$250.00	-75.00%	-25.88%

 (1) Assumes a hypothetical Participation Rate of 125% (the midpoint of the specified range of the Participation Rate).

(2) The annualized rates of return are calculated on a semi-annual bond equivalent basis with compounding.

(3) The hypothetical starting price of $100.00 has been chosen for illustrative purposes only and does not represent the actual starting price. The actual starting price will be determined on the pricing date and will be set forth under “Summary of Terms” above. For historical data regarding the actual closing prices of the Fund, see the historical information set forth below and under the section titled “The iShares® MSCI EAFE ETF” in the accompanying preliminary pricing supplement.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive on the Stated Maturity Date and the resulting pre-tax rates of return will depend on the actual Starting Price, Ending Price and Participation Rate.

How the Redemption Amount is calculated

The Redemption Amount will be determined as follows:

•                  If the Ending Price is greater than the Starting Price:

                   $1,000 plus

•               If the Ending Price is less than or equal to the Starting Price, but greater than or equal to the Threshold Price, the Redemption Amount will be equal to $1,000

•                  If the Ending Price is less than the Threshold Price, the Redemption Amount will be equal to $1,000 minus

In such a case, you will lose more than 30%, and possibly all, of the Principal Amount of your securities at maturity.

* The graph above sets forth the daily closing prices of the Fund for the period from January 1, 2008 to February 23, 2018. The closing price on February 23, 2018 was $71.34. The historical performance of the Fund is not an indication of the future performance of the Fund during the term of the securities.

Selected risk considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, the prospectus supplement and prospectus. Please review those risk disclosures carefully.

•                    If The Ending Price Is Less Than The Threshold Price, You Will Lose More Than 30%, And Possibly All, Of The Principal Amount Of Your Securities At Stated Maturity.

•                    An Investment Linked To The Shares Of The Fund Is Different From An Investment Linked To The Underlying Index.

•                    Your Return On The Securities Could Be Less Than If You Owned Shares Of The Fund Or The Securities Composing The Underlying Index.

•                    No Periodic Interest Will Be Paid On The Securities.

•                    The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.

•                    The Estimated Value Of The Securities Will Not Be An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•                    The Value Of The Securities Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•                    Anti-dilution Adjustments Relating To The Shares Of The Fund Do Not Address Every Event That Could Affect Such Shares.

•                    Our Estimated Value Of The Securities Will Be Lower Than The Principal Amount Of The Securities.

•                    Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.

•                    Our Estimated Value Is Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.

•                    The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

•                    Historical Prices Of The Fund Should Not Be Taken As An Indication Of The Future Performance Of The Fund During The Term Of The Securities.

•                    Changes That Affect The Fund Or The Underlying Index May Adversely Affect The Value Of The Securities And The Amount You Will Receive At Stated Maturity.

•                    We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Fund Or The Underlying Index.

•                    We, Wells Fargo Securities, And Our Respective Affiliates Have No Affiliation With The Sponsor Of The Fund Or The Publisher Of The Underlying Index And Have Not Independently Verified Their Public Disclosure Of Information.

•                    An Investment In The Securities Is Subject To Risks Associated With Investing In International Securities Markets.

•                    You Will Not Have Any Shareholder Rights With Respect To The Shares Of The Fund.

•                    The Stated Maturity Date May Be Postponed In Certain Circumstances.

•                    We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

•                    Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

•                    The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

•                    There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

•                    The Amount You Receive On The Securities Will Depend Upon The Performance Of The Fund And Therefore The Securities Are Subject To The Following Risks, As Discussed In More Detail In The Prospectus Supplement, where “indexed notes” means notes whose value is linked to an underlying property or index, such as the Fund:

•                    The Issuer of a Security or Currency That Comprises an Index Could Take Actions That May Adversely Affect an Indexed Note.

•                    Investors in Indexed Notes Will Have No Ownership of the Underlying Securities.

•                    An Index to Which a Note Is Linked Could Be Changed or Become Unavailable.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. Canadian Imperial Bank of Commerce, Wells Fargo Securities, LLC and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission (the “SEC”) for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities, LLC at 866-346-7732.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

iShares® is a registered mark of BlackRock Institutional Trust Company, N.A. (“BTC”). The securities are not sponsored, endorsed, sold or promoted by BTC, its affiliate, BlackRock Fund Advisors (“BFA”) or iShares, Inc. None of BTC, BFA or iShares, Inc. makes any representations or warranties to the holders of the securities or any member of the public regarding the advisability of investing in the securities. None of BTC, BFA or iShares, Inc. will have any obligation or liability in connection with the registration, operation, marketing, trading or sale of the securities or in connection with CIBC’s or Wells Fargo Securities’ use of information about the iShares® MSCI EAFE ETF.